9605 Scranton Road, Suite 300
San Diego, California 92121

November 16, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Gregory Dundas

Re:	Inseego Corp.
Registration Statement on Form S‑3
File No. 333-221404 (the “Registration Statement”)

Dear Mr. Dundas:
In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Inseego Corp. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement to 4:00 p.m., New York City time, on November 20, 2017, or as soon thereafter as practicable.
In connection with this request for acceleration, the Company hereby acknowledges that:

•
should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Very truly yours,

INSEEGO CORP.

By:	/s/ Stephen Smith
Name: Stephen Smith
Title: Executive Vice President and Chief Financial Officer

cc:    Teri O’Brien, Paul Hastings LLP